September 13, 2019

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Canon Inc. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2018 (the “20-F”)
Filed March 28, 2019
File No. 1-15122

Dear Ms. Blye:

The Company has received your letter dated August 30, 2019 requesting supplemental information relating to the Company’s 20-F.

The Company is working expeditiously to compile a response to your letter. However, in order that the Company may collect and process the information necessary to prepare a proper response to your questions, the Company believes it will require additional time beyond the ten business days specified in your letter. Accordingly, the Company respectfully requests an extension of time until September 30, 2019 to prepare and submit its response.

Thank you for your kind understanding and please feel free to contact Sachiho Tanino of Canon in Tokyo (Tel: +81-3-3758-2111; Fax: +81-3-5482-9680; E-Mail: tanino.sachiho@mail.canon) or Jon Gray (Tel: +81-3-5574-2600; Fax: +81-3-5574-2830; E-Mail: jon.gray@davispolk.com) of Davis Polk & Wardwell LLP, our outside US counsel if you have any questions regarding the above.

Very truly yours,

CANON INC.

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO

cc:	Jon Gray, esq.

Davis Polk & Wardwell LLP